UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81005 / June 22, 2017

Admin. Proc. File No. 3-17860

In the Matter of

MYRIAD ENTERTAINMENT & RESORTS, INC.,
NATIONAL REAL ESTATE LIMITED PARTNERSHIP
VI, and PARADISE COMMUNICATIONS SERVICES,
INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Myriad Entertainment & Resorts, Inc., National Real
Estate Limited Partnership VI, or Paradise Communications Services, Inc., and the Commission
has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Myriad Entertainment & Resorts, Inc., National Real
Estate Limited Partnership VI, and Paradise Communications Services, Inc.[2] The order
contained in that decision is hereby declared final. The initial decision ordered that, pursuant to
Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Myriad Entm't & Resorts, Inc., National Real Estate Ltd. P'ship VI, and Paradise
Commc'ns Servs., Inc.,* Initial Decision Rel. No. 1120 (Apr. 3, 2017), 116 SEC Docket 09, 2017
WL 1208029. The Central Index Key numbers are: 1042501 for Myriad Entertainment &
Resorts, Inc.; 785703 for National Real Estate Limited Partnership VI; and 932028 for Paradise
Communications Services, Inc.

securities of Myriad Entertainment & Resorts, Inc., National Real Estate Limited Partnership VI, and Paradise Communications Services, Inc., are hereby revoked. The revocation is effective as of June 23, 2017.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

MYRIAD ENTERTAINMENT & RESORTS, INC.,
NATIONAL REAL ESTATE LIMITED PARTNERSHIP VI, and
PARADISE COMMUNICATIONS SERVICES, INC.

INITIAL DECISION OF
DEFAULT
April 3, 2017

APPEARANCE: David S. Frye for the Division of Enforcement,
Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents. The revocation is based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On February 24, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Respondents were served with the OIP by March 2, 2017, and their answers were due by March 15, 2017. *Myriad Entm't & Resorts, Inc.*, Admin. Proc. Rulings Release No. 4688, 2017 SEC LEXIS 793 (ALJ Mar. 16, 2017). On March 16, 2017, I noted that Respondents had not filed answers and ordered them to show cause by March 27, 2017, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *Id.* Respondents did not attend the telephonic prehearing conference held on March 28, 2017, and to date have not filed answers or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Myriad Entertainment & Resorts, Inc., Central Index Key (CIK) No. 1042501, is a delinquent Delaware corporation located in Tunica, Mississippi with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $809,835 for the prior six months. As of September 14, 2016, the company's common stock was not publicly quoted or traded.

National Real Estate Limited Partnership VI , CIK No. 785703, is a canceled Wisconsin corporation located in Milwaukee, Wisconsin with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 3, 1992. As of September 14, 2016, the company's limited partnership interests were not publicly quoted or traded.

Paradise Communications Services, Inc., CIK No. 932028, is a void Delaware corporation located in Stamford, Connecticut with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended November 30, 1996, which reported a net loss of $181,941 for the prior six months. As of September 14, 2016, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely

periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that their violations were inadvertent or accidental. *Id.* at n.60. Respondents have not answered the OIP or responded to the show cause order, did not appear at the prehearing conference, and have not otherwise participated in the proceeding to address whether they have made any effort to remedy their past violations or ensure future compliance.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Myriad Entertainment & Resorts, Inc., National Real Estate Limited Partnership VI, and Paradise Communications Services, Inc., are hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge

---

[1]   This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.